UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on remuneration to shareholders

—

Rio de Janeiro, August 03, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors, at a meeting held today, approved the payment of shareholder remuneration in the amount of R$ 1.149304 per common and preferred share, as anticipation for 2023, declared based on the balance sheet of June 30, 2023.

The approved shareholder remuneration is in line with the improved Shareholder Remuneration Policy, disclosed on 07/28/2023, which provides that in case of gross debt equal to or lower than the maximum debt level defined in the strategic plan in force (currently at US$ 65 billion), Petrobras may distribute to its shareholders 45% of the free cash flow.

The approval of the proposed shareholder remuneration is compatible with the company's financial sustainability and is in line with the commitment to create value for society and shareholders, as well as with the best practices of the global oil and natural gas industry.

The shareholder remuneration will be paid in two installments in November and December, as follows:

Amount to be paid: R$ 1.149304 per common and preferred share, whereby:

(i) the first installment, in the amount of R$ 0.574652 per common and preferred share, will be paid on November 21, 2023.

(ii) the second installment, in the amount of R$ 0,574652 per common and preferred share, will be paid on December 15, 2023.

Record date: August 21, 2023 for holders of Petrobras shares traded on B3 and August 23, 2023 for ADR holders traded on New York Stock Exchange (NYSE). Petrobras shares will be traded ex-dividends on B3 and NYSE as of August 22, 2023.

Payment date: For holders of Petrobras shares traded on B3, first payment will be made on November 21, 2023 and second payment will be made on December 15, 2023. ADR holders will receive payments starting on November 30, 2023 and December 22, 2023, respectively.

Form of distribution: The first installment of payment will be made as follows: (a) dividends, of R$ 0.2091769 per common and preferred share; and (b) interest on equity of R$ 0.365476 per common and preferred share. The second installment will be paid in full as dividends.

It is important to note that these proceeds will be deducted from the dividends to be approved at the 2024 Annual General Meeting for the 2023 fiscal year, with their values being readjusted by the Selic rate from the date of payment of each installment until the end of the current fiscal year for calculation purposes of the deduction.

The Shareholders' Remuneration Policy can be accessed on the company's website (http://www.petrobras.com.br/ir).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer